[CSG Letterhead]

September 26, 2007

BY EDGAR AND BY HAND

Mr. Terence O’Brien Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 26, 2007
File No. 1-15244

Dear Mr. O’Brien:

Credit Suisse Group (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 28, 2007 (the “Comment Letter”) setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”), filed with the Commission on March 26, 2007.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Except where expressly noted otherwise, the Group intends to include in its future filings with the Commission, beginning with its annual report on Form 20-F for the fiscal year ending December 31, 2007 (the “2007 Form 20-F”), the revisions requested by the Staff in its Comment Letter.

Management’s Discussion and Analysis

Contractual obligations and other commercial commitments

1.               In future filings, please revise your table of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response to Comment 1:

The Group respectfully submits that this disclosure is not required by either U.S. generally accepted accounting principles or the Commission’s rules and regulations.  Furthermore, with respect to the Group’s interest commitments on its long-term debt, a significant portion of this balance reflects the Group’s activities relating to its structured notes, the return on which is linked to commodities, stocks, indices or currencies, among other assets, and, as a result, the Group would be unable to project interest commitments for the time frames stipulated in the table without unreasonable cost and burden.

Consolidated statements of cash flows

2.               We note your net cash used in operating activities for each of the three periods presented appear to be driven by changes in your trading assets and liabilities and the increase/(decrease) in accrued expenses and other liabilities.  In future filings in your liquidity section, please include a more robust discussion of the material components of each of these line items and how changes therein affect your ability to manage your liquidity at the Group level.

Response to Comment 2:

The Group notes the Staff’s comments and, when drafting the “Liquidity and capital” section for inclusion in the 2007 Form 20-F, the Group will appropriately reflect the impact of material changes in individual line items on the Group’s liquidity management.

Subprime lending

3.               We note from the disclosures in your risk factors, operating environment and competition, and operating and financial review discussions that you have interests in what are commonly referred to as “subprime” residential mortgages.  Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

—                                   A rate above prime to borrowers who do not qualify for prime rate loans;

—                                   Borrowers with low credit ratings (FICO scores);

—                                   Interest-only or negative amortizing loans;

—                                   Unconventionally high initial loan-to-value ratios;

—                                   Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

—                                   Borrowers with less than conventional documentation of their income and/or net assets;

—                                   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or

—                                   Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful.  Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in subprime loans.

Preface your response by how you specifically define your subprime loans in practice.  However, we ask that you consider the above definition, in general, as part of your response.  Where it does not, please provide specific guidance.  Also, we may ask for information which may be difficult for you to provide on a timely basis.  Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Preface to Response to Comment 3:

Credit Suisse defines subprime loans with reference to the creditworthiness of the borrower rather than the features associated with the loans.  Credit Suisse considers the following credit-related factors to determine whether a loan is subprime:

•                  The representative credit score;

•                  The number and type of delinquencies reported on mortgage trade lines in the immediately preceding two-year period;

•                  The number and type of bankruptcies, if any, filed by or against the borrower;

•                  The time that has elapsed since the discharge or dismissal of such bankruptcies;

•                  The number of foreclosures, if any, filed against the borrower; and/or

•                  The number and type of open collections, judgments and/or charged-off accounts related to the borrower.

Credit Suisse may offer to subprime or prime borrowers mortgage loans with one or more of the following product-related features:

•                  Interest-only payment options;

•                  Negative amortization features (Credit Suisse does not currently offer products with this feature);

•                  Loan-to-value ratios greater than 80 percent;

•                  Reduced documentation requirements for income or assets;

•                  Low initial payments or a fixed introductory rate that expires after a minimum two-year period and then adjusts to a variable index rate plus a margin; and/or

•                  Prepayment penalties that extend beyond the initial interest rate adjustment period (Credit Suisse does not currently offer products with this feature).

Please provide us with a comprehensive analysis of your exposure to subprime residential loans.  In particular:

—                                   Provide us with your risk management philosophy as it specifically relates to subprime loans.  Please address:

•      Your origination policies;

•      The purchase and securitization of loans; and

•      Loans, commitments and investments in subprime lenders.

Response:

We engage in activities that expose us to risk associated with subprime borrowers.  Some of these activities are conducted for our own account and some are conducted on behalf of our clients.  These activities include:

•                  Originating or purchasing (or committing to purchase) subprime residential mortgage loans for the purpose of securitization;

•                  Holding retained interests from our securitization activity;

•                  Servicing subprime residential mortgage loans;

•                  Providing warehouse financing in the form of repurchase agreements to subprime lenders;

•                  Providing liquidity or other credit enhancement facilities to special purpose entities or conduits that issue commercial paper and hold subprime assets;

•                  Secondary market trading, including market making;

•                  Financial intermediation on behalf of clients involving purchasing and holding subprime-backed securitization tranches for the purpose of securitization as collateralized debt obligations; and

•                  Hedging activities related to the foregoing.

Our origination policies

Credit Suisse neither condones nor knowingly engages in abusive lending practices. Credit Suisse is committed to providing mortgage lending products that are designed to meet a variety of consumers’ financing needs and takes steps to work with parties who do not participate in abusive lending. Credit Suisse endorses Fannie Mae’s Predatory Lending Policy as specified in the Fannie Mae Selling Guide Part I, Chapter 3, Section 310 (6/30/02). All of our partners in our origination business must do business in a manner which is consistent with this philosophy.

Our risk management philosophy regarding the subprime loans originated by Credit Suisse is as follows:

•                  With respect to each subprime loan originated by us, we evaluate the following factors prior to closing such loan:

—           Whether the borrower has the ability to repay the debt (this is done by evaluating the borrower’s income, assets, liabilities and employment);

—           Whether the borrower has the willingness to repay the debt (this is done by evaluating the borrower’s credit and other mortgage and non-mortgage credit transactions);

—           Whether the loan complies with all applicable laws and regulations;

—           Whether the borrower and mortgaged property are each eligible for the product in question;

—           Whether the value of the mortgaged property is supported by an appraisal where both the appraiser and the appraisal satisfy the requirements of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 and the regulations promulgated thereunder;

—           For refinance transactions, whether the transaction results in a benefit to the related borrower; and

—           The accuracy of the information submitted by the borrower.

•                  Credit Suisse has implemented strong control systems to monitor whether the subprime loans originated by us are consistent with our expectations concerning the nature of the related risk.  Such controls include the following:

—           Monthly quality control reviews performed on both a random sample and an adverse sample of subprime loans originated by us during the prior ninety days.  The results of these reviews are used to identify weaknesses or training opportunities related to the evaluation process described above; the suitability of mortgage brokers from which the subprime loans originated by us are sourced; and areas of layered risk in our subprime products and the performance of such products;

—           Vendor management oversight designed to ensure that each of the vendors used by Credit Suisse in connection with its subprime origination business is satisfying the agreed service level standards;

—           Updates on new federal, state and local laws or amendments thereto provided on a real-time basis by a nationally recognized law firm; and

—           Performance reports prepared and evaluated on a regular basis, the purpose of which is to evaluate the performance of the subprime loans originated by us and the need for changes in the above practices, and subprime products offered by us, in each case, to appropriately manage our risks.

Our purchase and securitization of loans

The risk management philosophy employed by Credit Suisse when it purchases subprime loans originated by third parties for securitization is similar in many respects to that employed when it originates such loans on its own behalf.  In addition, the following should be noted:

•                  Prior to purchasing subprime loans from a third party, Credit Suisse evaluates and approves such third party.  Among other elements, we consider the following factors before approving each third party originator:

—           Length of time in the business;

—           Depth and breadth of senior management and related capabilities;

—           Financial statements;

—           Funding and distribution sources / arrangements and length and type of such arrangements;

—           Licenses maintained;

—           Policies and procedures employed by the originator to approve vendors; source, underwrite, and close subprime loans; and manage its interest and credit-related exposure;

—           Adequacy and existence of insurance;

—           Systems used to manage its business;

—           Quality control policies and procedures and the results thereof;

—           Status and nature of threatened, pending and settled customer complaints and lawsuits;

—           Status and nature of federal, state and local regulatory or financial examinations;

—           Background searches on senior management; and

—           Performance of subprime loans previously originated.

•                  Once an account is approved, the third party subprime loan originator is asked to execute agreements that will govern its business dealings with us.  These agreements contain representations and warranties concerning the originator and the loans and related indemnities and other similar protections designed to mitigate our risks.  Furthermore, substantially all of these agreements contain provisions that require the originator to repurchase certain subprime loans upon the occurrence of one or more events, each of which is designed to mitigate the risks we are exposed to in connection with this business.

•                  At the same time, exposure limits are established to limit the aggregate dollar amount of loans we may purchase at a particular time or over a particular period of time, in each case, from each third party subprime loan originator.  These limits are intended to act as a proxy for each originator’s ability to repurchase subprime loans when we identify the loans as deficient for one or more reasons enumerated in our agreements.

•                  Credit Suisse performs a detailed due diligence review on the subprime loans purchased from approved third party subprime loan originators. The nature and extent of the review are substantially similar to that set forth above with respect to subprime loans originated by Credit Suisse.  Similarly, the control systems described above are also applicable to the subprime loans purchased by us.

•                  Each third party subprime loan originator that is approved to do business with Credit Suisse is required to recertify its application annually.  As a result, we are able to evaluate again the suitability of a subprime loan originator.

•                  We monitor the performance of the subprime loans purchased from these third party subprime loan originators from purchase through securitization.  The primary objectives of this ongoing monitoring and surveillance are to, among other things, evaluate the performance of the subprime loans acquired by us; evaluate the need to change and/or refine our due diligence practices described above; enforce our contractual rights; modify the types of subprime products purchased by us; and evaluate the suitability of third party subprime loan originators from which we purchase such loans.

Loans, commitments and investments in subprime lenders

The risk management philosophy employed by Credit Suisse when it extends loans or commitments to subprime lenders is similar in many respects to that employed when it purchases subprime loans from third party originators.  In addition, the following should be noted:

•                  Generally, loans are made only to subprime lenders from whom we have previously purchased subprime loans originated by such lenders.  As a result, before considering a potential lending arrangement with such entities, we have performed each of the steps described above concerning our purchase and securitization activities.

—           With respect to each proposed loan or commitment (each of which is generally structured as a master repurchase agreement), our Credit Risk Management department (which is independent of the subprime business) performs a detailed financial analysis of the proposed borrower.  Using this information together with the rest of the information we previously gathered as described above, our Credit Risk Management department determines suitable terms and conditions of each proposed loan.  Each proposal will include sublimits and limits and covenants and conditions for the loan.

—           Once a loan is proposed and agreed to in principle by the parties, the counterparty is asked to execute agreements that will govern its business dealings with us.  In general, these agreements will include the covenants and conditions and limits and sublimits established by our Credit Risk Management department.  In addition, the agreements will include the loan level and corporate representations and warranties that are included in our purchase and sale agreements described above.

—           Once the loan is closed, the ongoing monitoring and surveillance described above is performed.  In addition, the facility is monitored by our Credit Risk Management department.

•                  As described elsewhere herein, we have agreed to acquire Lime Financial Services (a wholesale subprime lender) and expect this acquisition to close before the end of this year.  We have no investments in other subprime lenders.

—           Prior to making the decision to invest in Lime, we had an opportunity to (a) purchase subprime loans from Lime and (b) enter into a lending arrangement with Lime.  As a result, each of the steps described above concerning our risk management philosophy applicable to our purchase and securitization activities and our lending activities was performed.

—           In addition, we performed several reviews to gather additional information concerning Lime.  These reviews included a detailed compliance review, a detailed background check, a cost accounting analysis and an information technology review.

Other risk management tools

As a result of originating and purchasing subprime loans, we are exposed to interest rate and credit risks.  Our risk management regarding these risks is as follows:

•                  Under normal market conditions, interest rate risk is managed through a series of short (where we are long loans) and long (where we are short loans) positions in various securities and other instruments whose interest rate characteristics are expected to move inversely with the related subprime loans.  The primary objective of this interest rate risk management is to, at all times under normal market conditions, be flat to the market. We do not seek to benefit from changes in interest rates in this line of business.

•                  Similarly, under normal market conditions, credit risk is managed by securitizing or selling the subprime loans we acquire promptly after acquisition.  We do this through a series of forward sales/commitments and the creation of a securitization program that allows us to distribute the credit risk associated with the loans to the capital markets.  Further, when there is a default or other credit event in a subprime loan acquired by us in our ordinary course of business, we manage this risk through a series of controls including: a robust mark down policy; the strict enforcement of our contract rights, which may result in the originator repurchasing the loan; having the loans serviced by our affiliated loan servicing company; and our distribution strategy for such loans.  We try to ensure that the loans we acquire are sufficiently liquid to allow us to distribute the credit risk (through loans sales and securitizations) concurrently with our acquisition or shortly thereafter and to manage the loans that are not sold or securitized as efficiently and quickly as possible.

•                  When the residential subprime mortgage-backed securitization markets become dislocated, our primary risk management is to reduce the number of loans acquired, adjust the characteristics of the loans acquired to ensure that such loans are as liquid as possible given market conditions and, at the same time, distribute the remaining loans owned by us.  We have engaged in this strategy over the last several months of market dislocation and in doing so, have significantly reduced our risk.  In addition, when markets become significantly dislocated, we may look to enter into long and short positions using various securities, indices and other instruments to manage our risks and potentially offset the reduction in revenues.

[***]

—                                   Quantify your portfolio of subprime residential mortgages.  If practicable, please breakout the portfolio to show the underlying reason for subprime definition, (i.e., subject to payment increase, high LTV ratio, interest only, negative amortizing).

Response:

[***]

—                                   Quantify the following regarding subprime residential mortgages.  Explain how you define each category:

•      Non-performing loans;

•      Non-accrual loans;

•      The allowance for loan losses; and

[***]   Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

•      The most recent provision for loan losses.

Response:

We carry our subprime residential mortgage loans at the lower of cost or market (originated loans) or fair value (purchased loans) and do not recognize an allowance for loan losses or a provision for loan losses, but rather recognize the impact of credit impairment as a component of the change in fair value of the loans.

A subprime residential mortgage loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due.  However, management may determine that a loan should be classified as non-performing, notwithstanding that contractual payments of principal and/or interest are less than 120 days past due.  For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statement of income.  In addition, Credit Suisse continues to add accrued interest receivable to the loan’s balance for collection purposes; however, a provision is recorded resulting in no interest income recognition.  On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility.  A loan can be further downgraded to noninterest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate.  Interest collected on non-performing loans and noninterest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.

Generally, a non-performing loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

[***]

—                                   Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

Response:

Note 29 to the consolidated financial statements in the 2006 Form 20-F describes generally our securitization activities and provides information regarding assumptions used in valuing our retained interests and sensitivities associated with these assumptions.

[***]

[***]  Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

—                                   Quantify the current delinquencies in retained securitized subprime residential mortgages.

Response:

Delinquencies in a securitized structure relate to the loan assets held by the structure rather than the interests issued by the structure to investors.  In some structures, delinquencies may only relate to specific tranches.  As such, it is impracticable to quantify the delinquencies relating only to our retained securitized subprime residential mortgages.  Further, we carry our retained interests at fair value, which we determine using a market participant view of a number of characteristics or inputs, one of which is the underlying loan delinquencies.  To determine the fair value of an individual securitization tranche, we must consider delinquencies and other inputs, including prepayment speeds, probability of default, amount of loss given default and structural enhancements in the transaction.  Because numerous inputs are used in determining fair value of a securitization tranche, we do not believe it is meaningful to quantify delinquencies alone.

—                                   Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

Response:

We classify all of our retained interests as trading securities carried at fair value and we do not have write-offs/impairments associated with our retained interests.

—                                   Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

Response:

We have exposure to special purpose entities and variable interest entities (VIEs) which may, as part of their assets, hold subprime residential mortgage assets.  These entities are generally collateralized debt obligation VIEs, which are either consolidated (where we have determined that we are the primary beneficiary of such entities) or are included in our significant interest disclosure (where we have determined we are not the primary beneficiary).  Note 29 to the consolidated financial statements in the 2006 Form 20-F quantifies total assets, liabilities and exposure to loss for consolidated VIEs and VIEs in which we have significant interests.  Our systems capture risks at the level of the VIEs rather than the asset classes within the VIEs, and therefore we are unable to segregate the assets as requested without unreasonable cost and burden.

We also act as the administrator and provider of liquidity facilities for several commercial paper conduits.  We have an obligation to purchase assets from the commercial paper conduits in certain circumstances, including the inability of the conduits to access the commercial paper markets.

[***]

—                                   Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

Response:

As part of the normal course of business, we provide standard representations and warranties regarding the loans we sell in our securitization transactions.  These representations and warranties generally relate to loan data, sufficiency of documentation supporting the loans, and enforceability of security interests in loan collateral.  These representations and warranties generally do not relate to delinquencies or losses associated with the loans.  The representations and warranties apply to all loans included in the securitization transaction.  The number of loans repurchased from securitization trusts as a result of breaches of the representations and warranties is historically de minimis.  Given our historical experience, we have not quantified the total amount of loans that remain outstanding in our cumulative securitization transactions as of the requested dates.

—                                   Quantify and describe any loans to, commitments in, or investments in subprime lenders.  Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

Response:

As part of our loan purchasing activity, we extend financing, primarily in the form of repurchase agreements, to subprime loan originators.

[***]

As of December 31, 2006 and June 30, 2007, we had no investments in nonconsolidated subprime lenders.  As previously disclosed, we have agreed to acquire Lime Financial Services.  This acquisition is expected to close before the end of this year.

[***]  Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

—                                   Quantify your revenues from involvement in subprime loans.  Break out such revenues based on fees, interest earned, servicing rights and other sources.

Response:

[***]

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable.  Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable.  If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing.  To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain.  If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Response:

We believe that a material adverse impact on our financial condition, results of operations or liquidity resulting from our involvement in subprime lending is remote due to the reduction of our subprime residential mortgage loan exposures, our active management of our subprime risks and our economic hedging of such risks.

[***]  Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

Notes to the consolidated financial statements

34.  Litigation and other contingencies

4.               We note that the total reserve for your private litigation matters is CHF 1.2 billion as of December 31, 2006.  In future filings, please quantify the amount accrued for each private litigation issue you have identified under the legal proceedings caption within your business discussion.  As indicated in paragraph 10 of SFAS 5, if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.  The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Response to Comment 4:

The Group records loss accruals for litigation matters meeting the SFAS 5 criteria of a probable loss and for which the loss amount, or minimum amount, can be reasonably estimated.  The Group disclosed the nature of all significant litigation matters under Item 8.A.7 of Form 20-F (“Item 8”).  The scope of Item 8 differs from that of SFAS 5 and, therefore, some of the matters described under Item 8 are not included in Note 34 (Litigation and other contingencies) of the 2006 Form 20-F (“Note 34”).

With respect to the legal proceedings that are disclosed only under Item 8, the Group has not disclosed the amount of the provision in 2006 to cover probable losses and the estimated amount of future reasonably possible losses because SFAS does not require such disclosure.  The remaining matters were discussed in Note 34 and, pursuant to the requirements of SFAS 5, an aggregate provision was originally disclosed and subsequently updated because the Group concluded that such disclosure was necessary for the financial statements not to be misleading.

The Group notes the Staff’s request that the disclosure be revised to disclose the amount accrued, if any, for each material litigation item.  With respect to the items for which disclosures responsive to the requirements of SFAS 5 appear in Note 34, the Group notes that registrants are permitted to balance concerns regarding confidentiality with the need for the registrant’s investors, analysts, and regulators to gain a clear understanding of the registrant’s liquidity, as well as results of operations and financial position, through footnote disclosure and discussions in MD&A.  The Group believes that SFAS 5 permits issuers to determine, in such a balancing process, whether or not quantified disclosure of individual accruals for litigation matters is necessary.

In determining whether disclosure of the individual accruals is necessary or appropriate in each of the matters disclosed in Note 34, the Group considered whether disclosure of any of these individual accruals would be necessary to prevent the financial statements from being misleading. In so doing, the Group also considered the potential disadvantages of the disclosure of individual accruals, such as the fact that such disclosure could be relevant information for an adversary in litigation and could be inconsistent with the attorney-client privilege, which could lead to increased losses for the Group.  The Group determined that disclosure of the aggregate level of net additions to accruals for these matters was the appropriate disclosure considering all the potential adverse results of individual disclosure and was sufficient to prevent the financial statements from being misleading.

5.               We note your disclosure that you are involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of your businesses.  We also note your belief that the results of such proceedings are not likely to have a material adverse effect on your financial condition, but might be material to operating results for any particular period.  In future filings please make your assessment based on SFAS 5 terminology (i.e., reasonably possible, remote).  If it is reasonably possible that you may incur a material loss in excess of amounts accrued for any of these other judicial, regulatory or arbitration proceedings, ensure your disclosures identify the nature of the contingency and estimate the possible loss or range of loss or states that such an estimate cannot be made.

Response to Comment 5:

The Group will revise its disclosure in the 2007 Form 20-F to make its assessment of the results of judicial, regulatory and arbitration proceedings based on SFAS 5 terminology.  The Group proposes in the future to include disclosure substantially to the following effect:

The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.  In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

*              *              *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP

/s/ Renato Fassbind

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

Enclosure

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group

Urs Rohner
Member of the Executive Board
General Counsel
Credit Suisse Group

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP